Item 4: Hours of Operation:

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

MOON operating hours are from 7:30 P.M. to 4:00 A.M. E.T.: Sunday to Thursday (ending Friday at 4 A.M. E.T.). MOON observes the New York Stock Exchange's holiday schedule, excluding the early close holiday schedule, which is not applicable to MOON operating hours. For example, there is no overnight trading session on Christmas Eve (December 24) since the TRF is not open on Christmas Day (December 25). However, MOON may operate in its overnight trading session beginning on Christmas night (i.e., at 7:30 P.M. E.T. on December 25) assuming the TRF is open and available for trade reporting the following day on December 26. Orders eligible for the overnight trading session can be entered beginning at 7:30 P.M. E.T., however orders are only executable from 8:00 P.M. to 4:00 A.M. E.T. (from Sunday to Thursday; ending Friday at 4 A.M. E.T.) and report to the NASDAQ TRF when the TRF accepts trade reports beginning at ~~8~~4:00 A.M. E.T. the next trading day. Trades executed on the ATS must be reported by 4:15 a.m. E.T., following the opening of the TRF. All orders received outside of the applicable operating hours are rejected. Open orders in the overnight trading session remaining at 4:00 A.M. E.T. expire at that time and do not carry over to the following overnight session.

Item 21: Trade Reporting:

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

MOON maintains daily summaries of trading and time-sequenced records of order information, including the date and time the order was received, the date, time, and price at which the order was executed, and the identity of the parties to the transaction. Trades executed during that session are reported to the TRF after the TRF accepts trade reports beginning at ~~8~~4:00 A.M. E.T. on the next trading day. Trades executed on the ATS must be reported by 4:15 a.m. E.T., following the opening of the TRF. ATS trades in NMS stocks are reported to the NASDAQ TRF and printed with MOON's Market Participant Identifier (MOON) as executing broker. Subscribers enter into a trade reporting agreement with MOON to allow MOON to trade report on their behalf.